Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of

     Alion Science and Technology Corporation:

We consent to the use of our report dated December 10, 2004, with respect to the consolidated balance sheets of Alion Science and Technology Corporation as of September 30, 2004 and 2003, and the related consolidated statements of operations, shareholder’s equity (deficit), and cash flows for the years ended September 30, 2004 and 2003 and for the period from October 10, 2001 (inception) through September 30, 2002, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chicago, Illinois
January 21, 2005